CONSENT

I hereby consent to the reference to my name with respect to disclosure pertaining to the Kupol property, Russia, the East Pansky project, Russia and the Quebrada property, Chile, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2005 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2005 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, BC, this 31st day of March, 2006.

/s/ Tom Garagan
Tom Garagan